NORTHERN ABITIBI MINING CORP.
1000, 800-5TH AVE. SW, CALGARY, AB.
403.233.2636 1.888.237.7898 FAX: 403.266.2606

FILE No.
82-4749

02015857

January 7, 2002

SUPPL

RECEIVED
MAR 05 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
MAR 29 2002
P THOMSON
FINANCIAL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated January 7, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

Barb O'Neill

dw 3/14

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JANUARY 7, 2002

News Release: **02-01**

Trading Symbol: CDNX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.233.2636**
Derrick A. Huston at 1.800.665.4288
Web: http://www.gold.ca

Investor Relations Firm Appointed

Northern Abitibi Mining Corp. has retained the services of D. A. Huston & Associates ("Huston") as its investor relations firm.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $2,500 to Huston. In addition, subject to approval from applicable regulatory authorities, the company has agreed to grant to Huston 250,000 stock options at $0.10 to acquire common shares of Northern Abitibi for a period of two years commencing on January 7, 2002.

J. Devonshire, President

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JANUARY 7, 2002

News Release: **02-01**

Trading Symbol: CDNX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.233.2636**
Derrick A. Huston at 1.800.665.4288
Web: http://www.gold.ca

Investor Relations Firm Appointed

Northern Abitibi Mining Corp. has retained the services of D. A. Huston & Associates ("Huston") as its investor relations firm.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $2,500 to Huston. In addition, subject to approval from applicable regulatory authorities, the company has agreed to grant to Huston 250,000 stock options at $0.10 to acquire common shares of Northern Abitibi for a period of two years commencing on January 7, 2002.

J. Devonshire, President

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JANUARY 7, 2002

News Release: **02-01**

Trading Symbol: CDNX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.233.2636**
Derrick A. Huston at 1.800.665.4288
Web: http://www.gold.ca

Investor Relations Firm Appointed

Northern Abitibi Mining Corp. has retained the services of D. A. Huston & Associates ("Huston") as its investor relations firm.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $2,500 to Huston. In addition, subject to approval from applicable regulatory authorities, the company has agreed to grant to Huston 250,000 stock options at $0.10 to acquire common shares of Northern Abitibi for a period of two years commencing on January 7, 2002.

J. Devonshire, President